UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  FORM N-17f-2

               Certificate of Accounting or Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

1.       Investment Company Act File Number:         Date examination completed:

         811-04813                                   December 6, 2007

2.       State Identification Number:

         AL                AK               AZ                AR                CA               CO
         CT                DE               DC                FL                GA               HI
         ID                IL               IN                IA                KS               KY
         LA                ME               MD                MA                MI               MN
         MS                MO               MI                NE                NV               NH
         NJ                NM               NY                NC                ND               OH
         OK                OR               PA                RI                SC               SD
         TN                TX               UT                VT                VA               WA
         WV                WI               WY                PUERTO RICO
         Other (specify):

3. Exact name of investment company as specified in registration statement:

         Mellon Institutional Funds Master Portfolio

4. Address of principal executive office: (number, street, city, state, zip code):

         Mellon Financial Center, One Boston Place, Boston, Massachusetts 02108

INSTRUCTIONS

The Form must be completed by investment companies that have custody of securities or similar investments

Investment Company

1.       All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examine securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

             Report of Independent Registered Public Accounting Firm

To the Trustees of
Mellon Institutional Funds Master Portfolio:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Mellon Institutional Funds Master Portfolio (the "Portfolio Trust") (consisting of The Boston Company International Core Equity Portfolio, The Boston Company International Small Cap Portfolio, The Boston Company Small Cap Value Portfolio, The Boston Company Large Cap Core Portfolio, The Boston Company Small Cap Growth Portfolio, Standish Mellon Fixed Income Portfolio, Standish Mellon Global Fixed Income Portfolio, Standish Mellon High Yield Bond Portfolio and Standish Mellon Yield Plus Portfolio) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of August 31, 2007. Management is responsible for the Portfolio Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Portfolio Trust's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Portfolio Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2007, and with respect to agreement of security purchases and sales, for the period from July 31, 2007 (the date of our last examination), through August 31, 2007:

- Tests of the reconciliations of security positions between the Custodian and the Federal Reserve Bank of Boston, The Depository Trust and Clearing Corporation and foreign sub-custodians;

- Confirmation of securities of the Portfolio Trust held by the Custodian at The Depository Trust and Clearing Corporation and the Federal Reserve Bank of Boston in book entry form;

- Agreement of selected securities held by the Custodian at The Depository Trust and Clearing Corporation and the Federal Reserve Bank of Boston to the omnibus account confirmations received from The Depository Trust and Clearing Corporation and the Federal Reserve Bank of Boston;

- Tests of the reconciliations of security positions between the books and records of the Portfolio Trust and the Custodian; and

- Agreement of five security purchases and five sales or maturities since July 31, 2007 (the date of our last examination) from the books and records of the Portfolio Trust to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Portfolio Trust's compliance with specified requirements.

In our opinion, management's assertion that Mellon Institutional Funds Master Portfolio complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2007 with respect to securities reflected in the investment account of the Trust is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Trustees of Mellon Institutional Funds Master Portfolio and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP
New York, New York
December 6, 2007

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940


We, as members of management of Mellon Institutional Funds Master Portfolio (the Portfolio Trust), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Portfolio Trust's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2007, and from July 31, 2007 through August 31, 2007.

Based on this evaluation, we assert that the Portfolio Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2007, and from July 31, 2007 through August 31, 2007, with respect to securities reflected in the investment account of the Portfolio Trust.



Mellon Institutional Funds Master Portfolio


By:        /s/ STEVEN A. ANDERSON
           ----------------------
           Steven A. Anderson


           Vice President & Treasurer
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           Title

           12-6-2007
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           Date